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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              Barry's Jewelers, Inc
             _______________________________________________________
                                (Name of Issuer)

                                  Common Stock
                  _____________________________________________

                         (Title of Class of Securities)
                                   06 88 91308
                         ______________________________

                                 (CUSIP Number)

                               Mr. John W. Gildea
                          c/o Gildea Management Company

              115 East Putnam Avenue, Greenwich, Connecticut 06830

                                 (203) 661-6945
             _______________________________________________________
                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                 June 11 , 1996
             _______________________________________________________

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other



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provisions of the Act (however, see the Notes).

CUSIP NO.

                    068891308
_______________________________________________________

1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person

                                              Network Fund III, Ltd.

________________________________________________________________________________

2        Check the Appropriate Box If a member of a Group


                                                     a. [ ]
                                                     b. [ ]

________________________________________________________________________________

3        SEC Use Only
________________________________________________________________________________

4        Source of Funds

                  WC

________________________________________________________________________________

5 Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

________________________________________________________________________________

6        Citizenship or Place of Organization

                                              Cayman Islands, B.W.I.

________________________________________________________________________________

                           7        Sole Voting Power

Number of
  Shares                            ________0_______
Beneficially               8        Shared Voting Power
  Owned by
Each                                ________0_________

- --------
     (1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea.



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  Reporting                9        Sole Dispositive Power
Person

  With                     ________0_________

                           10       Shared Dispositive Power

                                    ________525,000_____________

________________________________________________________________________________

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    525,000

________________________________________________________________________________

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares



________________________________________________________________________________

13       Percent of Class Represented by Amount in Row (11)
                                    13.1%

________________________________________________________________________________

14       Type of Reporting Person

                           PN

________________________________________________________________________________



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CUSIP NO.

                     068891308
_________________________________________________

1        Name of Reporting Person(2)

         S.S. or I.R.S. Identification No. of Above Person

                                                  John W. Gildea

________________________________________________________________________________

2        Check the Appropriate Box If a member of a Group


                                                     a. [ ]
                                                     b. [ ]

________________________________________________________________________________

3        SEC Use Only

________________________________________________________________________________

4        Source of Funds

                  PF

________________________________________________________________________________

5 Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

________________________________________________________________________________

6        Citizenship or Place of Organization

                  United States of America

________________________________________________________________________________

                           7        Sole Voting Power

Number of
  Shares                            _____70,000____________
Beneficially               8        Shared Voting Power
  Owned by
Each                                ________0_________
  Reporting                9        Sole Dispositive Power
Person
  With                     ______70,000___________

- --------
     (2) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Network Fund III, Ltd.



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                           10       Shared Dispositive Power

                                    _________525,000____________

________________________________________________________________________________


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    595,000

________________________________________________________________________________

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares



________________________________________________________________________________

13       Percent of Class Represented by Amount in Row (11)
                                    14.9%

________________________________________________________________________________

14       Type of Reporting Person

                           IN

________________________________________________________________________________


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         This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The following paragraph is hereby inserted in Item 6:

                  "Mr. John Gildea and other representatives of Network have spoken with executive officers of the Company concerning the possibility of Board representation. At the present time, no commitments or agreements have been made between the Company and Mr. Gildea and Network. It is possible, that at some time in the future, Mr. Gildea or Network may request Board representation in the Company."

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1996

                                                     NETWORK FUND III, LTD.

                                                     By:   /s/ John W. Gildea
                                                           __________________
                                                              John W. Gildea
                                                              Chairman

                                                           /s/ John W. Gildea
                                                           __________________
                                                             John W. Gildea